UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ARRHYTHMIA RESEARCH TECHNOLOGY INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of Securities)

042698308
 (CUSIP Number)

Rodd Friedman, 12 South Main Street, Suite 203, Norwalk, CT 06854, 203-663-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [   ]

1.	Names of Reporting Persons:
REF Securities & Co., LLP
IRS Identification No.:  13-3642824

2.	Check the Appropriate Box if a Member of a Group

(a)	[ X ]

(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power: 319,005 (includes 20,000 warrants)

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 319,005 (includes 20,000 warrants)

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 319,005 (includes 20,000 warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.	Percent of Class Represented by Amount in Row (11): 11.2%

14.	Type of Reporting Person: CO

1.        Names of Reporting Persons:
Rodd Friedman, Managing Partner and majority owner of REF Securities & Co., LLP

2.	Check the Appropriate Box if a Member of a Group

(a) [ X ]

(b) [   ]

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power: 349,105 (includes 319,005 shares and warrants owned by REF Securities & Co., LLP)

15.	Shared Voting Power: 0

16.	Sole Dispositive Power: 349,105 (includes 319,005 shares and warrants owned by REF Securities & Co., LLP)

17.	Shared Dispositive Power: 0

18.	Aggregate Amount Beneficially Owned by Each Reporting Person: 349,105 (includes 319,005 shares and warrants owned by REF Securities & Co., LLP)

19.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

20.	Percent of Class Represented by Amount in Row (11): 12.3%

21.	Type of Reporting Person: IN

Item 1.    Security and Issuer

            The class of securities to which this statement relates is the shares of common stock, par value $0.01 per share, of ARRHYTHMIA RESEARCH TECHNOLOGY INC., whose principal executive offices are located at 25 SAWYER PASSWAY, FITCHBURG, MA 01420

Item 2.    Identity and Background

(a)	Name:
REF Securities & Co., LLP, formed under the laws of the State of Connecticut
Rodd Friedman

(b)	Business Address:
REF Securities & Co., LLP: 12 South Main Street, Suite 203, Norwalk, CT 06854
Rodd Friedman, Managing Partner and majority owner of REF Securities & Co., LLP  Business Address:  12 South Main Street, Suite 203, Norwalk, CT 06854

(c)	Principal business:
REF Securities & Co., LLP:  Private Investment manager
Rodd Friedman:  Managing Partner of REF Securities & Co., LLP

(d)  Each reporting person has not, during the last five years, been convicted in a criminal   proceeding (excluding traffic violations or similar misdemeanors).

(e)
Each reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The shares that have been acquired by reporting persons were acquired with their own funds totaling approximately $1,817,016.

Item 4.  Purpose of Transaction

The shares were not acquired by reporting person for any particular purpose, but rather for general investment purposes.  Each reporting person currently does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4 except as set forth immediately below:

The reporting persons accumulated their position because they felt the shares were undervalued and that certain aspects of issuer’s business have potential for transformational growth.

The reporting persons have engaged in discussions with management, the Board, other shareholders regarding ways to maximize shareholder value.   The reporting persons intend to engage more substantively with management, the Board and other relevant parties on matters concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer. The reporting person may also discuss strategic alternatives with interested parties to propose or consider extraordinary transactions including, without limitation, a merger, divesting certain assets, effectuating and participating in a “going private” transaction, or exploring the sale of the issuer.

The reporting persons may discuss with the issuer proper alignment of management and board compensation to the performance of the company shares, and establishing better transparency and communication with shareholders.  The reporting persons also reserve the right to seek changes in the composition of the Board and management, or to seek changes in the certificate of incorporation or by-laws of issuer.

The reporting persons intend to review their investments in the issuer on a continuing basis. Depending on various factors, including, without limitation, the issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the common stock, other investment opportunities available to the reporting persons, concentration of positions in the portfolios managed by the reporting persons, market conditions and general economic and industry conditions, the reporting persons may take such actions with respect to their investment in the issuer as they deem appropriate, including, without limitation, purchasing additional shares of the issuer’s common stock or other financial instruments related to the issuer or its common stock or selling some or all of issuer’s common stock held by them.

Item 5.    Interest in Securities of the Issuer

(a)	Reporting persons beneficially ownership of shares of the issuer’s common stock are as follows:
REF Securities & Co., LLP:  319,005 (includes 20,000 warrants) representing 11.2% of the shares of common stock outstanding.
Rodd Friedman:  349,105 (includes 319,005 shares and warrants owned by REF Securities & Co., LLP) representing 12.3% of common stock outstanding.

(b)
Each reporting person exercises sole voting power and sole dispositive power over all of the shares ascribed to it in Item 5 (a) above.  Each reporting person does not have any shared power to vote or dispose of said shares.

(c)	In the last 60 days, reporting persons have not engaged in any transactions in issuer’s common stock.

(d)	N/A.

(e)	N/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with reporting persons described in the instructions to this Item 6 other than that Rodd Friedman, as its Managing Partner, directs the investment decisions of REF Securities & Co., LLP.

Item 7.    Material to Be Filed as Exhibits

There are no exhibits to be filed pursuant to the instructions for this Item 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2016

REF Securities & Co., LLP
By:   /s/ Rodd Friedman
        Rodd Friedman, its Managing Partner

Rodd Friedman, individually
/s/ Rodd Friedman